Exhibit 10.184

May 27, 2010

Sharon Dayan

58/12 Menachem Begin St.

Kfar Yona

Israel

Dear Sharon:

Comverse Ltd. (“Comverse” or the “Company”) is pleased to offer you the position of Senior Vice President, Global Head of Human Resources, initially reporting to the Company’s Chief Executive Officer and thereafter, to extent that the Chief Executive Officer of Comverse Technology, Inc. is serving as the Company’s Chief Executive Officer, the Chief Operating Officer or person serving in a similar capacity for the Company. The position will be based out of Comverse’s office in Tel Aviv, Israel. As part of your responsibilities, you shall also serve as Senior Vice President, Global Head of Human Resources of Comverse, Inc. Your employment will commence on or about June 13, 2010.

1.	This offer is subject to your signing the attached confidentiality agreement (the “Confidentiality Agreement”). You are required to be at the disposal of the Company during normal working hours, and even beyond those hours, should the conditions of your work and needs of your position require it. The standard weekly work hours at Comverse are at least 43 hours net, not including breaks.

2.	Your initial annual gross base salary will be approximately $240,000 and your initial gross monthly base salary will be 72,500 NIS monthly, less lawful deductions, payable in accordance with the regular payroll practices of the Company. Your monthly shall be paid to you at the beginning of each month for the previous month. Thereafter, your annual base salary will be reviewed no less frequently than annually and cost-of-living increases will be added to this amount, in accordance with the general collective agreements in Israel concerning cost-of-living increases. In addition, Comverse may, in its discretion, make adjustments to your compensation due to business circumstances and your work performance; provided, however, that no adjustments shall result in a reduction of your annual based salary other than as part of an across-the-board reduction applicable to all senior executives of the Company that results in a proportional reduction to your base salary compared to that of other executives.

3.

During your term of employment, you will be entitled to participate in the Company’s executive fringe benefit programs applicable to the Company’s senior-level executives (if any) in accordance with the terms and conditions of such programs as in effect from time to time. You will be provided with a Company car for your personal use. The use of the car is subject to the Company Car policy which is updated on an ongoing basis and currently provides for the use of a car offered by the Company with a value up to NIS 5,000 and, if the car value is lower the difference is added to your base salary payment and if the car value is higher you are personally responsible for the difference. You will be entitled to the use of a blackberry devise during the term of your employment. The number of paid vacation days to which you are entitled is 23 days per year. You are requested to coordinate the dates of your leave with your supervisor. You will be entitled to accumulate a maximum number of vacations days, which are equal to two years of a vacation allowance. Any vacation days beyond that maximum number, will be paid to you in cash at the end of each fiscal year. Should you become ill and have to be absent from work on account of illness, the company will pay your base salary for up to 18 sick days per year, with right to accumulate up to 90 days, all in accordance with any applicable law.

4.	The Company will provide you pension insurance (managers’ insurance/pension fund), as is customary in the Company. Each month, the company will deposit an amount equal to 13.33% of your base salary as follows: 5% for pension fund and insurance (“Compensatory Payments”) and 8.33% for severance pay. An amount equal to 5% will be deducted from your base salary each month and deposited in your pension fund/ manager’s insurance. In addition, the Company will set aside, on your behalf, the appropriate amounts for disability insurance in the insurance company “Klal” to assure 75% of your base salary. The pension fund/managers’ insurance policy will be owned by the Company. The Compensatory Payments will be transferred to you in the event of termination of employment. The “severance pay” portion of the policy will be transferred to you should you be eligible for severance pay under applicable law. The Company will deposit an amount equivalent to 7.5% of your base salary in an Education Fund. Each month 2.5% of your base salary will be deducted and transferred to the Education Fund.

5.	In addition to your base salary, your maximum annual bonus opportunity for each fiscal year will be $210,000 and your target bonus opportunity will be $130,000 (and, in each case, will be adjusted based on future increases in your annual base salary) and will be payable based upon the achievement of performance criteria developed by the Company’s Chief Executive Officer; provided, however, your bonus for fiscal year 2010 shall not be less than forty-five thousand dollars ($45,000). Any bonuses shall be payable in the fiscal year following the applicable fiscal year when bonuses are customarily payable under the Company’s regular payroll practices.

6.

You will be eligible to participate in any plan or arrangement offered from time to time to other similarly situated employees with respect to severance upon termination of employment. Either you or the Company may provide the other with a written notice of termination of employment. The date of such notice shall be the Notice Date. Following the Notice Date in respect of a notice by the Company to you without cause, (1) you shall continue to provide services to the Company and shall provide transitional assistance to identified successor(s) until the 60th day after the Notice Date (the “Continuous Service Termination Date”) and (2) your employment shall terminate and your last day on payroll shall be the six month anniversary of the Continuous Service Termination Date. In addition, if you are terminated without cause by Comverse, you will be entitled to (i) a lump sum payment equal to the sum of 50% of your target bonus, (ii) to the extent that you did not receive from your prior employer amounts you are entitled to upon termination (equal to one month of base salary for each month of prior service), you will be entitled to receive such amounts up to an amount not to exceed NIS 150,000 and (iii) any annual bonus earned, but unpaid, as of the date of termination for the immediately preceding fiscal year, payable when bonuses are paid by the Company to its senior-level executives in respect of such fiscal year. “Cause” shall, for the purpose of this offer, be defined as a good faith finding by Comverse of (i) a material violation of any of the provisions of this offer or the Confidentiality Agreement, some other material breach of duty owed by you to Comverse, material violation of a material Comverse policy or procedure, (ii) fraud or dishonesty, theft of Comverse assets, (iii) gross negligence or misconduct, or (iv) the conviction or plea of nolo contendere to a felony or crime of moral turpitude. As a condition precedent to receiving the payments contemplated by this paragraph, you will be required to execute and deliver to the Company a waiver and release substantially in the form attached to this offer letter as Addendum A. This paragraph shall not apply to a termination under the conditions set forth in paragraph 11 below.

Upon termination of your employment with the Company, for any reason whatsoever, you will transfer your job in any orderly manner to any person as instructed by the Company. You are requested to hand over to the Company all documents, information, equipment and materials in your possession, connection with your work. Usually, an employee who decides to terminate employment in any Company is not entitled to severance pay. Comverse will, however, consider, beyond the letter of the law, releasing the “severance pay” portion of the pension fund/ managers’ insurance policy to you.

7.	Company working procedures and conditions, as periodically determined or modified by the management, will constitute an integral part of your working conditions

8.	You will be eligible to participate in its Executive Severance Protection Plan applicable to senior level executives such as yourself. The plan protects eligible participants in the event of employment termination without cause following, or in anticipation of, a change in control of Comverse. Under the terms applicable to you, if a change in control occurs, and you are terminated without cause, under certain circumstances you would be eligible to (i) receive 75% of your annual base salary and target bonus amount as severance; (ii) receive the pro-rated amount of the actual bonus you would have earned for the year in which termination occurs; (iii) continue to receive health care and certain other benefits for a period required by applicable law; and (iv) receive the benefit of the acceleration of all vesting for equity incentive awards.

9.	The Company’s Chief Executive Officer will recommend that the Compensation and Leadership Committee recommend and the Board approve, at its first scheduled meetings after your start date, a grant of 40,000 deferred stock units representing the right to receive, upon vesting, shares of Comverse Technology, Inc. common stock (“Common Stock”) in accordance with the terms and conditions of the Company’s 2005 Stock Incentive Compensation Plan. Shares of Common Stock in respect of the award will vest and be delivered, contingent upon your continued employment with Comverse, as follows: forty percent (40%) on the first anniversary of your start date, and thirty percent (30%) of the award on each of the second and third anniversaries of your start date.

In addition, the Company’s Chief Executive Officer will recommend that the Compensation and Leadership Committee recommend and the Board approve, at its first scheduled meetings after your start date, a special, one-time grant of 30,000 deferred stock units representing the right to receive, upon vesting, shares of Common Stock in accordance with the terms and conditions of the Company’s 2005 Stock Incentive Compensation Plan (the “Make Whole Award”). One-third (1/3) of the Make Whole Award would be scheduled to vest, and shares of Common Stock in respect thereof delivered, contingent upon your continued employment with Comverse, on each of the first, second and third anniversary of the Effective Date. Upon any termination of your employment by the Company without Cause, the unvested portion of your Make Whole Award shall immediately vest.

The deferred stock award would be documented using the form of the Comverse Technology, Inc. Deferred Stock Award Agreement.

During the term of your employment, you will be eligible to receive equity awards under the Comverse Technology, Inc. stock incentive plans based on your performance and the performance of the Company, as recommended by the Company’s Chief Executive Officer and determined in the good faith discretion of the Comverse Technology, Inc. Board of Directors and/or Compensation and Leadership Committee, as applicable, and consistent with your role and responsibilities as Senior Vice President, Global Head of Human Resources of the Company, with such awards to be assessed on an annual basis.

Employee eligibility to receive benefits and/or participate in benefit programs is governed by the applicable plan documents and Company policies. As an employee of Comverse, you agree to abide by all material Company policies and procedures for employees. All Company policies applicable to employees can be found on the Company’s intranet. The Company reserves the right to modify its offered benefits and policies periodically. Further information regarding Company benefits will be provided during a new hire orientation, to be conducted when you start your employment.

10.	During your term of employment, you are authorized to incur reasonable business expenses in carrying out your duties and responsibilities under this offer letter, and the Company will reimburse you for all such reasonable business expenses, subject to documentation in accordance with the Company’s policies relating thereto. In addition, the Company shall pay for reasonable legal fees and expenses up to an amount of $5,000 that you have incurred in connection with the negotiation and drafting of this offer letter.

11.	In addition, the Company agrees to advance legal costs in defending a claim against you to the extent initiated by your former employer solely due to your employment by Comverse, subject to certain conditions:

•	accuracy of the representations made by you in connection with your evaluation of this employment opportunity with Comverse

•	continued compliance with employment terms (unless otherwise ordered by court)

•	no conflicts between you and the Company

•	Comverse’s right to designate legal counsel

If a non-appealable court decision prior to the 6 month anniversary of your start date prohibits you from working for Comverse for a period exceeding 3 months, you and the Company will discuss in good faith the continuation of your employment after the limitation period (unless the limitation period is greater than 6 months in which case your employment is terminated) and you will be entitled to liquidated damages equal to 6 times monthly salary.

If a non-appealable court decision after the 6 month anniversary of your start date with Comverse prohibits you from working for Comverse, you and the Company will discuss in good faith the continuation of the employment after the limitation period and you will be entitled to liquidated damages equal to 3 times monthly base salary.

If, as a result of ongoing litigation by your former employer solely due to your employment by Comverse, you are prohibited from working for Comverse, Comverse shall continue to make payments of your base salary until resolution of the litigation for a maximum period of up to 6 months. At the 6 month anniversary of the commencement of the claim, the parties will discuss in good faith the continuation of the employment after the limitation period and you will entitled to liquidation damages equal to 3 times monthly base salary.

12.	Please be advised your employment with Comverse will be “at will” which means that either you or Comverse may terminate your employment with the Company at any time in accordance with the terms herein. Neither this offer letter, the Confidentiality Agreement, nor the content of any discussions with Comverse constitutes a contract of employment for any specified duration or a guarantee of any level of benefits or compensation. Subject to the other terms and conditions set forth in this letter, Comverse reserves the right to change your position, place of work, rate of pay, and/or other terms of your employment based upon the needs of the Company, but any such change shall be consistent with your position as a senior executive of the Company. The terms of this offer supersede any other agreements or promises, written or oral, made to you by anyone on behalf of the Company and you acknowledge that you have not relied upon any other written or verbal discussions concerning employment with Comverse. The terms of this offer cannot be modified or amended unless such a change is made in writing and signed by an authorized representative of the Company.

13.	It is understood and agreed that this offer letter and the Confidentiality Agreement, constitute the entire agreement between Comverse and you with respect to your employment by the Company. This offer letter is governed by and construed and interpreted in accordance with the laws of the State of Israel. You agree that any suit, action or other legal proceeding that is commenced to resolve any matter arising under or relating to any provision of this offer letter shall be commenced only in a court of the State of Israel, and you consent to the jurisdiction of such court. Each party shall be responsible for paying its own fees and expenses (including reasonable attorney fees) in connection with any dispute under this offer letter.

If you choose to accept our offer pursuant to the terms above, please sign this offer letter and the Confidentiality Agreement and return both original, signed documents. Please keep copies of all signed documents for your own files.

This offer is valid until 5:00 PM U.S. EST June 6, 2010. If we have not received your signed acceptance by this date and time, please be advised the offer is revoked and considered null and void.

We look forward to welcoming you as part of the Comverse team. The opportunities for professional and personal growth at Comverse are great and we believe your contributions will greatly increase the likelihood of our organization’s continued success.

Sincerely,

/s/ Andre Dahan

Andre Dahan

Chief Executive Officer

Comverse Ltd.

I confirm that I have read, understood, and agree to all terms and conditions of employment as outlined above.

/s/ Sharon Dayan
Sharon Dayan

May 30, 2010
Date:

ADDENDUM A

This RELEASE (“Release”) dated as of                      between Comverse Ltd., an Israeli company (the “Company”), and Sharon Dayan (the “Executive”).

WHEREAS, the Company and the Executive previously entered into an employment offer letter dated             , 2010 under which the Executive was employed to serve as the Company’s Senior Vice President, Global Head of Human Resources (the “Offer Letter”); and

WHEREAS, the Executive’s employment with the Company (has been) (will be) terminated effective                     ; and

WHEREAS, pursuant to the Offer Letter, the Executive is entitled to certain compensation and benefits upon such termination, contingent upon the execution of this release;

NOW, THEREFORE, in consideration of the premises and mutual agreements contained herein and in the Offer Letter, the Company and the Executive agree as follows:

1. The Executive, on her own behalf and on behalf of her heirs, estate and beneficiaries, does hereby release the Company, and in such capacities, any of its subsidiaries or affiliates, and each of their respective past, present and future officers, directors, agents, employees, shareholders, employee benefit plans and their administrators or fiduciaries, insurer of any such entities, and its and their successors and assigns and others related to such entities, in each case, only in such person’s capacity as such, from any and all claims made, to be made, or which might have been made of whatever nature, whether known or unknown, from the beginning of time, including those that arose as a consequence of his employment with the Company, or arising out of the separation from the Company, the severance of such employment relationship, or arising out of any act committed or omitted during or after the existence of such employment relationship, all up through and including the date on which this release is executed, including, but not limited to, those which were, could have been or could be the subject of an administrative or judicial proceeding filed by the Executive or on his behalf under federal, state or local law, whether by statute, regulation, in contract or tort, and including, but not limited to, every claim for front pay, back pay, wages, bonus, fringe benefits, any form of discrimination (including but not limited to, every claim of race, color, sex, religion, national origin, disability or age discrimination), wrongful termination, tort, emotional distress, pain and suffering, breach of contract, fraud, defamation, compensatory or punitive damages, interest, attorney’s fees, reinstatement or reemployment, and any rights or claims under any applicable law relating to employment, discrimination in employment, termination of employment, wages, benefits or otherwise. If any arbitrator or court rules that such waiver of rights to file, or have filed on his behalf, any administrative or judicial charges or complaints is ineffective, the Executive agrees not to seek or accept any money damages or any other relief upon the filing of any such administrative or judicial charges or complaints. The Executive relinquishes any right to future employment with the Company and the Company shall have the right to refuse to re-employ the Executive, in each case without liability of the Executive or the Company. The Executive acknowledges and agrees that even though claims and facts in addition to those now known or believed by her to exist may subsequently be discovered, it is his intention to fully settle and release all claims she may have against the Company and the persons and entities described above, whether known, unknown or suspected.

2. The Company and the Executive acknowledge and agree that the release contained in Paragraph 1 does not, and shall not be construed to, release or limit the scope of, or preclude the Executive from asserting his rights to enforce any existing obligation of the Company (i) to the Executive and her eligible, participating dependents or beneficiaries under any existing group welfare, equity, or retirement plan of the Company in which the Executive and/or such dependents are participants or any existing rights relating to outstanding incentive equity held by the Executive under written agreements relating to the same, or (ii) to pay any amounts payable under the terms of the Offer Letter (including, without limitation, any severance or other items payable following termination of Executive’s employment).

3. The Executive acknowledges that before entering into this release, she has had the opportunity to consult with any attorney or other advisor of the Executive’s choice, and the Executive is hereby advised to do so if she chooses. The Executive further acknowledges that by signing this release, she does so of her own free will and act, that it is her intention to be legally bound by its terms, and that no promises or representations have been made to the Executive by any person to induce the Executive to enter into this release other than the express terms set forth herein. The Executive further acknowledges that she has carefully read this release, knows and understands its contents and its binding legal effect, including the waiver and release of claims set forth in Paragraph 1 above.

IN WITNESS WHEREOF, the parties have executed this release on the date first above written.

COMVERSE LTD.

By
Name:
Title:

THE EXECUTIVE

Sharon Dayan